Exhibit 4.42

Lease Agreement

Lessor (Party A): Jiangsu Longrich Bioscience Co., Ltd

Lessee (Party B): Shanghai Juhao Information Technology Co., Ltd

On the basis of voluntariness and equality, Party A and Party B have reached the following agreement on property leasing through consultation:

1.	Location, area, structure, decoration and facilities of the property: Located at No.38 Xinzhuang Avenue, Changnan Village, Xinzhuang Town, Changshu City, Jiangsu Province, covering an area of 1097 square meters.

2.	Lease purpose: For Party B’s daily office, etc.

3.	Lease term: From January 1, 2023 to December 31, 2023

4.	Rent and payment method: The rent is RMB 503,128 per year, payable monthly with RMB 41927.33.

5.	House maintenance responsibility: Party B shall not change the structure during lease.

6.	Agreement on sublease: During the lease term, if Party A transfers the ownership of the leased house to a third party, it is not necessary to seek the consent of the lessee, but it shall inform the lessee of the transfer of ownership. If Party B transfers the leased house to a third party due to work needs, it must obtain the consent of the lessor in advance.

7.	Modification and termination of contract:

If one party fails to perform the contract for more than 10 days, it has the right to terminate the contract unilaterally without fault.

8.	Rights and obligations of Party A and Party B

8.1	Rights and obligations of Party A:

Party A shall ensure the perfection of the house infrastructure and shall not sublet the house without the permission of Party B.

8.2	Rights and obligations of Party B:

i.	Party B shall pay the rent on time and have the obligation to maintain and repair the house during the lease period.

ii.	During the lease period of the house, all expenses incurred by Party B due to production and operation shall be borne by Party B itself.

9.	This Agreement shall come into force from the date of signing. In case of any dispute, both parties shall settle it through negotiation. If the negotiation fails, the dispute shall be submitted to Changshu people’s court for judgment.

10.	This agreement is made in duplicate, one for each party.

Party A：	Party B：
Legal Person：	Legal Person：

Signed at：Changshu, Jiangsu	Signing date: 12/15/2022